Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MTS Systems Corporation:

We consent to the incorporation by reference in the registration statements on Form S–8 (Nos. 33-75880, 333-28661, 333-39388, and 333-82582) of MTS Systems Corporation of our report dated November 17, 2004, with respect to the consolidated balance sheets of MTS Systems Corporation as of October 2, 2004 and September 27, 2003 and the related consolidated statements of income, shareholders’ investment and cash flows, and the related consolidated financial statement schedule for each of the fiscal years in the three-year period ended October 2, 2004, which report appears in the annual report on Form 10-K of MTS Systems Corporation for the fiscal year ended October 2, 2004.

/S/   KPMG LLP

Minneapolis, Minnesota
December 10, 2004